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THE ASSOCIATES.


NEWS



THE ASSOCIATES PRICES STOCK OFFERING
AT $75.50 PER SHARE


     DALLAS, Nov. 23, 1998 - Associates First Capital Corporation (NYSE: AFS) today announced that it has priced the offering of 15 million shares of its Class A common stock at $75.50 per share. The shares will be issued on November 30, 1998. The Associates has also granted the underwriters the option to purchase an additional 2.25 million shares to cover over-allotments.

      Net proceeds to The Associates will be approximately $1.1 billion and will be used to retire short-term debt currently outstanding.

     Managing underwriters for the offering are Goldman, Sachs & Co., Credit Suisse First Boston, J.P. Morgan & Co., Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette and Merrill Lynch & Co.

     This news release does not constitute an offer of sale or solicitation of an offer to buy. Such an offer or solicitation will only be made by means of a prospectus.

     The Associates, established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing and related services to over 19 million customers worldwide. Headquartered in Dallas, it is one of the nation's 100 largest companies, based on total market capitalization.
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Contact information
News media:         (972) 652-4522
               www.theassociates.com

Securities analysts:     (972) 652-7294
               investor_relations@afcc.com

Shareholders:       1-888-NYSE-AFS